Exhibit 12(a) 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

October 29, 2018

Board of Directors

BlackRock International Index V.I. Fund

BlackRock Variable Series Funds, Inc.

100 Bellevue Parkway

Wilmington, Delaware 19809

Board of Trustees

International Equity Index Fund

State Farm Variable Product Trust

One State Farm Plaza

Bloomington, Illinois 61710-0001

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to International Equity Index Fund (the “Acquired Fund”), a separate series of State Farm Variable Product Trust, a Delaware statutory trust (the “Acquired Fund Trust”), and to BlackRock International Index V.I. Fund (the “Acquiring Fund”), a separate series of BlackRock Variable Series Funds, Inc., a Maryland corporation (the “Acquiring Fund Company”), and to the holders of shares of beneficial interest in Acquired Fund (the “Acquired Fund Shareholders”), in connection with the transfer of all of the assets, as defined in paragraph 1.2 of the Agreement and Plan of Reorganization (the “Plan”) dated as of October 23, 2018, executed by Acquired Fund Trust on behalf of Acquired Fund and by Acquiring Fund Company on behalf of Acquiring Fund, of the Acquired Fund (the “Assets”) to Acquiring Fund in exchange solely for voting shares of common stock of Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of Acquired Fund’s stated liabilities as defined in paragraph 1.3 of the Plan (the

“Stated Liabilities”) by Acquiring Fund, followed by the distribution of the Acquiring Fund Shares received by Acquired Fund in complete liquidation and termination of Acquired Fund (the “Reorganization”), all pursuant to the Plan. The Acquiring Fund is, and will be immediately prior to Reorganization, a shell without assets (other than seed capital) or liabilities, created for the purpose of acquiring the Assets and Liabilities of the Acquired Fund.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Acquiring Fund Company on behalf of Acquiring Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Acquired Fund Trust on behalf of Acquired Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to Acquired Fund and Acquiring Fund:

1.

The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Code and the Acquiring Fund and the Acquired Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

2.

Under Section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of the Assets of the Acquired Fund solely in exchange for the assumption of the Stated Liabilities of the Acquired Fund and issuance of Acquiring Fund Shares;

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3.

Under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Acquired Fund upon the transfer of the Assets of the Acquired Fund to the Acquiring Fund solely in exchange for the assumption by the Acquiring Fund of the Acquired Fund’s Stated Liabilities and the Acquiring Fund Shares or upon the distribution (whether actual or constructive) of Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their Acquired Fund shares, except for any gain or loss that may be required to be recognized solely as a result of the transfer of any stock in a passive foreign investment company as defined in Section 1297(a) of the Code;

4.	Under Section 354 of the Code, no gain or loss will be recognized by any Acquired Fund Shareholder upon the exchange of its Acquired Fund shares solely for Acquiring Fund Shares;

5.

Under Section 358 of the Code, the aggregate tax basis of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such Acquired Fund Shareholder immediately prior to the Reorganization;

6.

Under Section 1223(1) of the Code, the holding period of Acquiring Fund Shares received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder, provided the Acquired Fund shares are held as capital assets at the time of the Reorganization;

7.

Under Section 362(b) of the Code, the tax basis of the assets of the Acquired Fund acquired by the Acquiring Fund will be the same as the tax basis of such Assets to the Acquired Fund immediately prior to the Reorganization, except for any assets on which gain was recognized upon the transfer to the Acquiring Fund;

8.

Under Section 1223(2) of the Code, the holding period of the Assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those Assets were held by the Acquired Fund Trust on behalf of the Acquired Fund (except to the extent that the investment

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activities of the Acquiring Fund reduce or eliminate such holding period and except for any assets on which gain is recognized on the transfer to the Acquiring Fund); and

9.

The Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to Acquired Fund with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

Very truly yours,

Dechert LLP